File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑                     Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                     No ☑

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                              .]

Monthly Sales Report — June 2004
Regulated Announcement for the month of June 2004
Press Release of June 2004
SIGNATURES

MACRONIX INTERNATIONAL CO., LTD.
For the month of June 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2004.

     Sales volume (NT$ : Thousand)

Time	Item	2004	2003	Changes	(%)
June	Invoice amount	2,386,302	1,547,395	838,907	54.21%
June	Net Sales	2,349,813	1,509,232	840,581	55.70%

     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of	Limit of
	June, 2004 end	May , 2004 end	lending
MXIC	0	0	14,801,190
MXIC’s subsidiaries	1,529,328	1,529,328	5,727,311

     Endorsements and guarantees (NT$ : Thousand)

	Limit of		Bal. As of
	endorsement	June	period end
MXIC	1,4801,190	0	4,407,776
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	4,407,776
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$ : Million)

4-1 Hedging purpose:

For assets / liabilities		For the position of
denominated in foreign currencies		floating rate liabilities
Underlying assets / liabilities	648	Underlying assets / liabilities	0
Financial instruments	2	Financial instruments	0
Realized profit (loss)	0	Realized profit (loss)	0

4-2 Trading purpose : None

MACRONIX INTERNATIONAL CO., LTD.
For the month of June 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of June 2004.

     The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of shares
		held when elected
		(for Directors,	Number of shares	Number of shares
		Supervisors and	held as	held as
Title	Name	Executive Officers)	May 31, 2004	June 30, 2004	Changes
Director & Vice President	Simon Wang	6,495,252	6,495,252	6,486,252	-9,000
Director & Vice President	J. P. Peng	7,070,767	7,070,767	7,043,767	-27,000
Assistant Vice President	Y. L. Lin	0	9,913,413	9,760,413	-153,000
Assistant Vice President	H.C. Liu	0	743,356	599,356	-144,000
Assistant Vice President	Oliver Lin	0	1,514,776	1,214,776	-300,000
Assistant Vice President	Paul Yeh	0	9,149,102	8,996,102	-153,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of pledged		Accumulated number
		common shares as of	Date of	of pledged common
Title	Name	May 31, 2004	the pledge	shares
Director and Vice President	Tom Yiu	4,000,000	2004/06/25	5,000,000

     Outstanding units and shares of ADR:

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on	shares on	units on	shares on
May 31, 2004	May 31, 2004	June 30, 2004	June 30, 2004
1,696,515.3	16,965,153	1,696,515.3	16,965,153

     Outstanding amount of Convertible Bonds:

	Conversion	Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Price	on May 31, 2004	On June 30, 2004
0.5% Convertible Bonds Due 2007	NT$28.2329	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$11.9584	US$90,000,000	US$10,800,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of June 2004

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of June 2004.

     The acquisition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade
Date	Description of assets	(Unit)	(NT$)	Amount (NT$)
2004/06/01	Truswell BOND FUND	28,414,503.5000	12.3096 ~ 12.3237	350,000,000
2004/06/01	Jihsun Bond Fund	26,758,757.2900	12.9557 ~ 13.1745	350,000,000
2004/06/02	Shinkong Chi-Shin Fund	32,534,164.8100	13.8184 ~ 13.8430	450,000,000
2004/06/02	HSBC NTD Money Management Fund	31,336,279.3000	14.3523 ~ 14.3668	450,000,000
2004/06/02	ABN AMRO Bond Fund	27,496,517.3900	14.5405 ~ 14.5541	400,000,000
2004/06/03	UBS TAIWAN BOND FUND	27,868,725.9600	14.3261 ~ 14.3679	400,000,000
2004/06/04	JF TAIWAN BOND FUND	23,142,240.3000	14.7252 ~ 14.7491	341,000,000
2004/06/04	The First Global Investment Trust Wan Tai Bond Fund	29,626,940.6000	13.4636 ~ 13.5253	400,000,000

     The disposition of assets :

			Purchase Price	Trade
		Trade Quantity	(Per Unit)	Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2004/06/25	UBS TAIWAN BOND FUND	27,868,725.9600	14.3302 ~ 14.3767	400,210,347
2004/06/25	JF TAIWAN BOND FUND	26,192,901.6000	14.7455 ~ 14.7584	386,390,109
2004/06/25	ABN AMRO Bond Fund	27,496,517.3900	14.5507 ~ 14.5651	400,291,458
2004/06/28	The First Global Investment Trust Wan Tai Bond Fund	29,626,940.6000	13.4714 ~ 13.5373	400,345,824
2004/06/29	Truswell BOND FUND	28,414,503.5000	12.3162 ~ 12.3374	350,302,761
2004/06/29	HSBC NTD Money Management Fund	41,771,570.1000	14.3590 ~ 14.3837	600,485,537
2004/06/30	Shinkong Chi-Shin Fund	28,902,418.9000	13.8351 ~ 13.8568	400,338,119

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2004/6/18

Important resolutions of the Company’s Annual General
Shareholders’ Meeting

     Science-Based Industrial Park, Hsin-Chu, Taiwan, June 18, 2004 — MACRONIX (TAIEX: 2337, NASDAQ: MXICY), today held annual shareholders’ meeting at which the shareholders approved important resolutions as below :

1.	Approved the business report and financial statements of Year 2003.

2.	Approved the deficiency making up proposal.

3.	Approved and resolved the proposal of amendment to the Articles of Incorporation.

4.	Approved and resolved the proposal of removing the non-competition restriction on identified directors.

5.	Approved and resolved the adjustment of the number of director’s seats.

6.	Approved and resolved the domestic right offering and /or ADR offering and /or private placement proposal.

7.	Election of the 6th directors and supervisors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: July 23, 2004	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center